Exhibit 99.1

Founder Group Limited (the Company)

Registered Company No 2124362

(the Company)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the extraordinary general meeting (the Meeting) of Founder Group Limited (the Company), a company incorporated under the laws of the British Virgin Islands (the Company) will be held virtually via Teams (Teams Meeting Link: https://teams.microsoft.com/l/meetup-join/19%3ameeting_ZmQ1Njk3OTEtNmE5MC00ODM4LWE5MzItMDQxOTNlZjI3MDI4%40thread.v2/0?context=%7b%22Tid%22%3a%22b25d131b-1c5b-4090-8202-729bd01f0e4c%22%2c%22Oid%22%3a%22f28c19ab-1bc9-4ca2-aa06-2a5840057b64%22%7d) on July 8, 2025 at 10 A.M. (Eastern Time) for the following purposes:

1.	To consider and vote upon the approval the amendment and restatement of the Company's memorandum and articles of association in the form annexed to this Notice, which include (among other things) a dual class share structure and the creation of two new classes of shares, being A ordinary shares of no par value (Class A Shares) and B ordinary shares of no par value (Class B Shares) which rank pari passu as to distributions (including on a liquidation), and provide for enhanced voting rights at a rate of twenty-to-one in favour of the Class B Shares.

2.	To consider and vote upon the approval of the following share redesignations:

(1)	the 2,000,000 Ordinary Shares registered in the name of LEE SENG CHI shall be redesignated as Class B Shares;

(2)	the 2,000,000 Ordinary Shares registered in the name of RESERVOIR LINK ENERGY BHD shall be redesignated as Class B Shares; and

(3)	the remaining Ordinary Shares in issue shall be redesignated as Class A Shares.

3.	To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve any other proposal(s).

All shareholders of the Company at the close of business on June 18, 2025 (the Record Date) are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By order of the board,
Founder Group Limited

Name:
Director

Dated _______________ 2025